

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

<u>Via E-mail</u>
Michael J. French
President and Chief Executive Officer
(Principal Executive Officer and
Principal Financial Officer)
Marina Biotech, Inc.
P.O. Box 1559
Bothell, WA 98041

    Re: Marina Biotech, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed August 5, 2014
            File No. 000-13789

Dear Mr. French:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Joel Parker

                        Joel Parker
                        Accounting Branch Chief